UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 8

                          Command Security Corporation
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    20050L100
                                    ---------
                                 (CUSIP Number)


                               Mr. Bruce Galloway
                      c/o Galloway Capital Management, LLC
                           1325 Avenue of the Americas
                              New York, N.Y. 10019

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 August 13, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.


                                  SCHEDULE 13D

CUSIP No. 20050L100
-------------------

1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Bruce Galloway
-------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [x]

                                                          (b) [_]
-------------------------------------------------------------------------------
3)      SEC USE ONLY
-------------------------------------------------------------------------------
4)      SOURCE OF FUNDS              OO
-------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                 |_|
-------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
-------------------------------------------------------------------------------
                       7)     SOLE VOTING POWER
NUMBER OF                           933,000
SHARES                -----------------------------------------------------
BENEFICIALLY          8)     SHARED VOTING POWER
OWNED BY                            0
EACH                  -----------------------------------------------------
REPORTING             9)     SOLE DISPOSITIVE POWER
PERSON                              172,500
WITH                  -----------------------------------------------------
                      10)    SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            933,000
-------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |_|
-------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            12.41%
-------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                                            IN
-------------------------------------------------------------------------------

                                         SCHEDULE 13D

CUSIP No. 20050L100

1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               GCM Security Partners, LLC
-------------------------------------------------------------------------------
2)      CHECK
        THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [x]

                                                    (b)  [_]
-------------------------------------------------------------------------------
3)      SEC USE ONLY
-------------------------------------------------------------------------------
4)      SOURCE OF FUNDS              OO
-------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)                                    |_|
-------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
---------------------------------------------------------------------------
                      7)     SOLE VOTING POWER
NUMBER OF                           2,849,874
SHARES                -----------------------------------------------------
BENEFICIALLY          8)     SHARED VOTING POWER
OWNED BY                            0
EACH                  -----------------------------------------------------
REPORTING             9)     SOLE DISPOSITIVE POWER
PERSON                              5,297,966
WITH                  -----------------------------------------------------
                      10)    SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            5,297,966
-------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                                     |_|
-------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            53.15%
-------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                                            OO
-------------------------------------------------------------------------------

               This Amendment is being filed on behalf of Mr. Bruce Galloway, an individual investor, and GCM Security Partners, LLC ("GCM"), a newly-formed Delaware limited liability company of which Mr. Galloway is a Managing Member (collectively, the "Reporting Persons"), with respect to the common stock, par value $0.0001 per share ("Common Stock"), of Command Security Corporation, a New York corporation (the "Company" or "Command"). This Amendment is being filed to reflect the receipt by Mr. Galloway of additional proxies relating to an aggregate of 98,500 shares of Common Stock. As of the date hereof, GCM and Mr. Galloway have, in aggregate, the right to vote 50.30% of the currently outstanding shares of Common Stock (based upon the sum of (i) 6,287,343 shares of Common Stock reported by the Company to be issued and outstanding as of June 24, 2004 as stated in the Company's latest Form 10-K filed with the Securities and Exchange Commission on July 14, 2004 and (ii) the 1,232,535 shares of Common Stock issued in relation to GCM's recent conversion of 12,325.35 shares of preferred stock, par value $0.0001 per share, ("Preferred Stock") of the Company).

               Item 1.  Security and Issuer.

               The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at Route 55, Lexington Park, Lagrangeville, NY, 12540.

               Item 2.  Identity and Background.

               (a) - (c) This statement is being filed by Mr. Bruce Galloway, an individual investor and GCM Security Partners, LLC ("GCM"), a Delaware limited liability company of which Mr. Galloway is a Managing Member (collectively, the "Reporting Persons"), each of whose principal place of business is c/o Galloway Capital Management, LLC, 1325 Avenue of the Americas, 26th Floor New York, NY 10019.

               (d) - (e) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

               (f) Mr. Galloway is a United States citizen and GCM is a limited liability company formed under the laws of the State of Delaware.

               Item 3.  Source and Amount of Funds or Other Consideration.

               Please see Item 4 below for a description of the method of acquisition of the Common Stock.

               Item 4.  Purpose of Transaction.

               Mr. Galloway may be deemed to have obtained beneficial ownership of 212,000 shares of Common Stock pursuant to a Proxy, dated July 1, 2004, from Europa International Inc. ("Europa") pursuant to which Mr. Galloway was appointed the proxy of Europa, with full power and sole discretion to vote the shares of Common Stock held by Europa for a period of one year.

Europa beneficially owns an aggregate of 212,000 shares of Common Stock, representing approximately 2.82% of the outstanding shares of Common Stock.

               Mr. Galloway may be deemed to have obtained beneficial ownership of 239,500 shares of Common Stock pursuant to a Proxy from Sandra Pessin, pursuant to which Mr. Galloway was appointed the proxy of Sandra Pessin, with full power and sole discretion to vote the shares of Common Stock held by Sandra Pessin for a period of one year. Sandra Pessin beneficially owns an aggregate of 239,500 shares of Common Stock, representing approximately 3.18% of the outstanding shares of Common Stock.

               Mr. Galloway may be deemed to have obtained beneficial ownership of 75,300 shares of Common Stock pursuant to Proxies from Edwin and Carol Levy pursuant to which Mr. Galloway was appointed the proxy of Edwin and Carol Levy, with full power and sole discretion to vote the shares of Common Stock held by Edwin and Carol Levy for a period of one year. Edwin and Carol Levy beneficially own an aggregate of 75,300 shares of Common Stock, representing approximately 1.00% of the outstanding shares of Common Stock.

               Mr. Galloway may be deemed to have obtained beneficial ownership of 13,000 shares of Common Stock pursuant to a Proxy from Frances Sall IRA Rollover pursuant to which Mr. Galloway was appointed the proxy of Frances Sall IRA Rollover, with full power and sole discretion to vote the shares of Common Stock held by Frances Sall IRA Rollover for a period of one year. Frances Sall IRA Rollover beneficially owns an aggregate of 13,000 shares of Common Stock, representing approximately 0.17% of the outstanding shares of Common Stock.

               Mr. Galloway may be deemed to have obtained beneficial ownership of 31,700 shares of Common Stock pursuant to a Proxy from Frances Sall Limited Partnership pursuant to which Mr. Galloway was appointed the proxy of Frances Sall Limited Partnership, with full power and sole discretion to vote the shares of Common Stock held by Frances Sall Limited Partnership for a period of one year. Frances Sall Limited Partnership beneficially own an aggregate of 31,700 shares of Common Stock, representing approximately 0.42% of the outstanding shares of Common Stock.

               Mr. Galloway may be deemed to have obtained beneficial ownership of 36,000 shares of Common Stock pursuant to a Proxy from Inventron, Ltd. ("Inventron") pursuant to which Mr. Galloway was appointed the proxy of Inventron, with full power and sole discretion to vote the shares of Common Stock held by Inventron, for a period of one year. Inventron beneficially owns an aggregate of 36,000 shares of Common Stock, representing approximately 0.48% of the outstanding shares of Common Stock.

               Mr. Galloway may be deemed to have obtained beneficial ownership of 10,500 shares of Common Stock pursuant to a Proxy from Dr. Julian Henley pursuant to which Mr. Galloway was appointed the proxy of Dr. Julian Henley, with full power and sole discretion to vote the shares of Common Stock held by Dr. Julian Henley for a period of one year. Dr. Julian Henley beneficially owns an aggregate of 10,500 shares of Common Stock, representing approximately 0.14% of the outstanding shares of Common Stock.

               Mr. Galloway may be deemed to have obtained beneficial ownership of 15,000 shares of Common Stock pursuant to a Proxy from Michael Morley BSSC Master Defined Contribution

Pension Plan pursuant to which Mr. Galloway was appointed the proxy of Michael Morley BSSC Master Defined Contribution Pension Plan, with full power and sole discretion to vote the shares of Common Stock held by Michael Morley BSSC Master Defined Contribution Pension Plan, for a period of one year. Michael Morley BSSC Master Defined Contribution Pension Plan beneficially owns an aggregate of 15,000 shares of Common Stock, representing approximately 0.20% of the outstanding shares of Common Stock.

               Mr. Galloway may be deemed to have obtained beneficial ownership of 5,000 shares of Common Stock pursuant to a Proxy from Gary Herman pursuant to which Mr. Galloway was appointed the proxy of Gary Herman, with full power and sole discretion to vote the shares of Common Stock held by Gary Herman for a period of one year. Gary Herman beneficially owns an aggregate of 5,000 shares of Common Stock, representing approximately 0.07% of the outstanding shares of Common Stock.

               Mr. Galloway may be deemed to have obtained beneficial ownership of 24,000 shares of Common Stock pursuant to a Proxy from Goren Bros, L.P. pursuant to which Mr. Galloway was appointed the proxy of Goren Bros, L.P., with full power and sole discretion to vote the shares of Common Stock held by Goren Bros, L.P. for a period of one year. Goren Bros, L.P. beneficially own an aggregate of 24,000 shares of Common Stock, representing approximately 0.32% of the outstanding shares of Common Stock.

               Mr. Galloway may be deemed to have obtained beneficial ownership of 10,000 shares of Common Stock pursuant to a Proxy, dated July 1, 2004, from NTS Financial Services, Ltd. ("NTS") pursuant to which Mr. Galloway was appointed the proxy of NTS, with full power and sole discretion to vote the shares of Common Stock held by NTS for a period of one year. NTS beneficially owns an aggregate of 10,000 shares of Common Stock, representing approximately 0.13% of the outstanding shares of Common Stock.

               Mr. Galloway may be deemed to have obtained beneficial ownership of 6,500 shares of Common Stock pursuant to a Proxy from Jennifer M. Bawden, pursuant to which Mr. Galloway was appointed the proxy of Jennifer M. Bawden, with full power and sole discretion to vote the shares of Common Stock held by Jennifer M. Bawden for a period of one year. Jennifer M. Bawden beneficially owns an aggregate of 6,500 shares of Common Stock, representing approximately 0.09% of the outstanding shares of Common Stock.

               Mr. Galloway may be deemed to have obtained beneficial ownership of 9,000 shares of Common Stock pursuant to Proxies from Donald R. Fleischer pursuant to which Mr. Galloway was appointed the proxy of Donald R. Fleischer, with full power and sole discretion to vote the shares of Common Stock held by Donald R. Fleischer for a period of one year. Donald R. Fleischer beneficially own an aggregate of 9,000 shares of Common Stock, representing approximately 0.12% of the outstanding shares of Common Stock.

               Mr. Galloway may be deemed to have obtained beneficial ownership of 10,000 shares of Common Stock pursuant to a Proxy from Jeff Cohen and Jeanne Cohen/JTWROS pursuant to which Mr. Galloway was appointed the proxy of Jeff Cohen and Jeanne Cohen/JTWROS, with full power and sole discretion to vote the shares of Common Stock held by Jeff Cohen and Jeanne Cohen/JTWROS for a period of one year. Jeff Cohen and Jeanne Cohen/JTWROS beneficially owns an aggregate of 10,000 shares of Common Stock, representing approximately 0.13% of the outstanding shares of Common Stock.

               Mr. Galloway may be deemed to have obtained beneficial ownership of 3,000 shares of Common Stock pursuant to a Proxy from Daniel Bertram pursuant to which Mr. Galloway was appointed the proxy of Daniel Bertram, with full power and sole discretion to vote the shares of Common Stock held by Daniel Bertram for a period of one year. Daniel Bertram beneficially own an aggregate of 3,000 shares of Common Stock, representing approximately 0.04% of the outstanding shares of Common Stock.

               Mr. Galloway may be deemed to have obtained beneficial ownership of 21,000 shares of Common Stock pursuant to a Proxy from Albert Karnath IRA Rollover pursuant to which Mr. Galloway was appointed the proxy of Albert Karnath IRA Rollover, with full power and sole discretion to vote the shares of Common Stock held by Albert Karnath IRA Rollover, for a period of one year. Albert Karnath IRA Rollover beneficially owns an aggregate of 21,000 shares of Common Stock, representing approximately 0.28% of the outstanding shares of Common Stock.

               Mr. Galloway may be deemed to have obtained beneficial ownership of 39,000 shares of Common Stock pursuant to a Proxy from Sorbo Family Trust DTD 10/31/1996 pursuant to which Mr. Galloway was appointed the proxy of Sorbo Family Trust DTD 10/31/1996, with full power and sole discretion to vote the shares of Common Stock held by Sorbo Family Trust DTD 10/31/1996 for a period of one year. Sorbo Family Trust DTD 10/31/1996 beneficially owns an aggregate of 39,000 shares of Common Stock, representing approximately 0.52% of the outstanding shares of Common Stock.

               The Reporting Persons are currently able to control the outcome of substantially all matters submitted to a vote of the Company's shareholders, due to their right to vote an aggregate of 50.30% of the currently outstanding shares Common Stock (based upon the sum of (i) 6,287,343 shares of Common Stock reported by the Company to be issued and outstanding as of June 24, 2004 as stated in the Company's latest Form 10-K filed with the Securities and Exchange Commission on July 14, 2004 and (ii) the 1,232,535 shares of Common Stock issued in relation to GCM's recent conversion of 12,325.35 shares of Preferred Stock).

               Item 5.  Interest in Securities of the Issuer.

               (a) As of the date hereof, GCM beneficially own an aggregate of 5,297,966 shares of Common Stock (including an aggregate of 2,448,092 shares underlying warrants), representing approximately 53.15% of the outstanding shares of Common Stock, giving effect to the shares underlying all outstanding warrants and options to purchase Common Stock that are held by GCM, based upon 9,967,970 outstanding shares of Common Stock (which is the sum of 6,287,343 shares of Common Stock reported by the Company to be issued and outstanding as of June 24, 2004 as stated in the Company's latest Form 10-K filed with the Securities and Exchange Commission on July 14, 2004, 1,232,535 shares of Common Stock recently issued in relation to GCM's conversion of the Preferred Stock and the 2,448,092 shares of Common Stock underlying warrants held by GCM). This percentage does not give effect to any outstanding shares of preferred stock, warrants or options that are convertible or exercisable, as the case may be, by any holder of the Company's securities, other than those held by the Reporting Persons.

               Mr. Galloway, for and on behalf of accounts over which he has control and including the proxies discussed in Item 4 above, may be deemed to beneficially own an aggregate of 933,000 shares of Common Stock, representing approximately 12.41% of the outstanding shares of Common Stock.

               (b) GCM has sole voting power over 2,849,874 shares of Common Stock and sole power to dispose of, 5,297,966 shares of Common Stock, assuming exercise of warrants owned by GCM. Mr. Galloway has sole voting power over 933,000 shares of Common Stock and sole power to dispose of 172,500 shares of Common Stock.

               (c) Except as described above, the Reporting Persons have not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

               (d) Not applicable.

               (e) Not applicable.

               Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

               As stated above, Mr. Galloway was appointed the proxy of Europa, Sandra Pessin, Edwin and Carol Levy, Frances Sall IRA Rollover, Frances Sall Limited Partnership, Inventron, Dr. Julian Henley, Michael Morley BSSC Master Defined Contribution Pension Plan, Gary Herman, Goren Bros, L.P., NTS, Jennifer
M. Bawden, Donald R. Fleischer, Jeff Cohen & Jeanne Cohen/JTWROS, Daniel Bertram, Albert W. Karnath IRA Rollover and Sorbo Family Trust DTD 10/31/1996 with full power and sole discretion to vote the shares of Common Stock held by each of them for a period of one year. No shares of the Common Stock were purchased from them.

               Item 7. Material to be Filed as Exhibits.

        Exhibit A:    Proxy from NTS Financial Services, Ltd. to Bruce Galloway.

        Exhibit B:    Proxy from Jennifer M. Bawden to Bruce Galloway.

        Exhibit C:    Proxy from Donald R. Fleischer to Bruce Galloway.

        Exhibit D:    Proxy from Jeff Cohen & Jeanne Cohen/JTWROS to
                      Bruce Galloway.

        Exhibit E:    Proxy from Daniel Bertram to Bruce Galloway.

        Exhibit F:    Proxy from Albert W. Karnath IRA Rollover to
                      Bruce Galloway.

        Exhibit G:    Proxy from Sorbo Family Trust DTD 10/31/1996 to
                      Bruce Galloway.

                                   SIGNATURES
                                   ----------

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 2004





                                                   /s/ Bruce Galloway
                                                   -----------------
                                                   Bruce Galloway




                                                   GCM Security Partners, LLC

                                                   By:  /s/  Bruce Galloway
                                                   ------------------------
                                                   Name: Bruce Galloway
                                                   Title: Managing Member

                                                                      Exhibit A

                                      PROXY



               In accordance with Secations 609 and 620 of the New York Business Corporation Law, the undersigned, NTS Financial Services, Ltd., (the "Shareholder"), hereby appoints Bruce Galloway ("Galloway"), the proxy of the undersigned during the Proxy Term (as defined below), with full power to vote at any duly called special or annual meeting of shareholders or by written consent as authorized by law, in such manner as he, in his sole discretion, deems proper, as and when issued, all of the shares of Common Stock of Command Security Corporation, a New York corporation (the "Company"), owned by the undersigned and any additional shares of Common Stock issued to the undersigned during the Proxy Term.

               The term of this Proxy shall commence on the date hereof and shall continue for a one-year period from the date hereof (the "Proxy Term"). This Proxy may be revoked by the undersigned Shareholder at any time upon written or verbal notice to Galloway.

               At any time and from time to time during the Proxy Term, the undersigned shall execute and deliver to Galloway or his designees such additional proxies or instruments as may be deemed by Galloway necessary or desirable to effectuate the purposes of this Proxy or further to evidence the right and powers granted hereby.

               IN WITNESS WHEREOF, the undersigned has executed this Proxy as of the 9th day of August, 2004.



                                            By:    /s/ Alain Gass
                                            Name:  Alain Gass
                                            Title: Director

                                                                       Exhibit B

                                      PROXY



               In accordance with Secations 609 and 620 of the New York Business Corporation Law, the undersigned, Jennifer M. Bawden, (the "Shareholder"), hereby appoints Bruce Galloway ("Galloway"), the proxy of the undersigned during the Proxy Term (as defined below), with full power to vote at any duly called special or annual meeting of shareholders or by written consent as authorized by law, in such manner as he, in his sole discretion, deems proper, as and when issued, all of the shares of Common Stock of Command Security Corporation, a New York corporation (the "Company"), owned by the undersigned and any additional shares of Common Stock issued to the undersigned during the Proxy Term.

               The term of this Proxy shall commence on the date hereof and shall continue for a one-year period from the date hereof (the "Proxy Term"). This Proxy may be revoked by the undersigned Shareholder at any time upon written or verbal notice to Galloway.

               At any time and from time to time during the Proxy Term, the undersigned shall execute and deliver to Galloway or his designees such additional proxies or instruments as may be deemed by Galloway necessary or desirable to effectuate the purposes of this Proxy or further to evidence the right and powers granted hereby.

               IN WITNESS WHEREOF, the undersigned has executed this Proxy as of the 13th day of August, 2004.



                                            By:    /s/ Jennifer M. Bawden
                                            Name:  Jennifer M. Bawden
                                            Title:

                                                                       Exhibit C
                                      PROXY



               In accordance with Secations 609 and 620 of the New York Business Corporation Law, the undersigned, Donald R. Fleischer, (the "Shareholder"), hereby appoints Bruce Galloway ("Galloway"), the proxy of the undersigned during the Proxy Term (as defined below), with full power to vote at any duly called special or annual meeting of shareholders or by written consent as authorized by law, in such manner as he, in his sole discretion, deems proper, as and when issued, all of the shares of Common Stock of Command Security Corporation, a New York corporation (the "Company"), owned by the undersigned and any additional shares of Common Stock issued to the undersigned during the Proxy Term.

               The term of this Proxy shall commence on the date hereof and shall continue for a one-year period from the date hereof (the "Proxy Term"). This Proxy may be revoked by the undersigned Shareholder at any time upon written or verbal notice to Galloway.

               At any time and from time to time during the Proxy Term, the undersigned shall execute and deliver to Galloway or his designees such additional proxies or instruments as may be deemed by Galloway necessary or desirable to effectuate the purposes of this Proxy or further to evidence the right and powers granted hereby.

               IN WITNESS WHEREOF, the undersigned has executed this Proxy as of the 11th day of August, 2004.



                                            By:    /s/ Donald R. Fleischer
                                            Name:  Donald R. Fleischer
                                            Title:

                                                                       Exhibit D
                                      PROXY



               In accordance with Secations 609 and 620 of the New York Business Corporation Law, the undersigned, Jeff Cohen and Jeanne Cohen/JTWROS, (the "Shareholder"), hereby appoints Bruce Galloway ("Galloway"), the proxy of the undersigned during the Proxy Term (as defined below), with full power to vote at any duly called special or annual meeting of shareholders or by written consent as authorized by law, in such manner as he, in his sole discretion, deems proper, as and when issued, all of the shares of Common Stock of Command Security Corporation, a New York corporation (the "Company"), owned by the undersigned and any additional shares of Common Stock issued to the undersigned during the Proxy Term.

               The term of this Proxy shall commence on the date hereof and shall continue for a one-year period from the date hereof (the "Proxy Term"). This Proxy may be revoked by the undersigned Shareholder at any time upon written or verbal notice to Galloway.

               At any time and from time to time during the Proxy Term, the undersigned shall execute and deliver to Galloway or his designees such additional proxies or instruments as may be deemed by Galloway necessary or desirable to effectuate the purposes of this Proxy or further to evidence the right and powers granted hereby.

               IN WITNESS WHEREOF, the undersigned has executed this Proxy as of the 11th day of August, 2004.



                                            By:    /s/ Jeffrey L. Cohen
                                            Name:  Jeffrey L. Cohen
                                            Title:

                                                                       Exhibit E
                                      PROXY



               In accordance with Secations 609 and 620 of the New York Business Corporation Law, the undersigned, Daniel Bertram, (the "Shareholder"), hereby appoints Bruce Galloway ("Galloway"), the proxy of the undersigned during the Proxy Term (as defined below), with full power to vote at any duly called special or annual meeting of shareholders or by written consent as authorized by law, in such manner as he, in his sole discretion, deems proper, as and when issued, all of the shares of Common Stock of Command Security Corporation, a New York corporation (the "Company"), owned by the undersigned and any additional shares of Common Stock issued to the undersigned during the Proxy Term.

               The term of this Proxy shall commence on the date hereof and shall continue for a one-year period from the date hereof (the "Proxy Term"). This Proxy may be revoked by the undersigned Shareholder at any time upon written or verbal notice to Galloway.

               At any time and from time to time during the Proxy Term, the undersigned shall execute and deliver to Galloway or his designees such additional proxies or instruments as may be deemed by Galloway necessary or desirable to effectuate the purposes of this Proxy or further to evidence the right and powers granted hereby.

               IN WITNESS WHEREOF, the undersigned has executed this Proxy as of the 13th day of August, 2004.



                                            By:    /s/ Daniel Bertram
                                            Name:  Daniel Bertram
                                            Title:

                                                                       Exhibit F
                                      PROXY



               In accordance with Secations 609 and 620 of the New York Business Corporation Law, the undersigned, Albert Karnath IRA Rollover, (the "Shareholder"), hereby appoints Bruce Galloway ("Galloway"), the proxy of the undersigned during the Proxy Term (as defined below), with full power to vote at any duly called special or annual meeting of shareholders or by written consent as authorized by law, in such manner as he, in his sole discretion, deems proper, as and when issued, all of the shares of Common Stock of Command Security Corporation, a New York corporation (the "Company"), owned by the undersigned and any additional shares of Common Stock issued to the undersigned during the Proxy Term.

               The term of this Proxy shall commence on the date hereof and shall continue for a one-year period from the date hereof (the "Proxy Term"). This Proxy may be revoked by the undersigned Shareholder at any time upon written or verbal notice to Galloway.

               At any time and from time to time during the Proxy Term, the undersigned shall execute and deliver to Galloway or his designees such additional proxies or instruments as may be deemed by Galloway necessary or desirable to effectuate the purposes of this Proxy or further to evidence the right and powers granted hereby.

               IN WITNESS WHEREOF, the undersigned has executed this Proxy as of the 5th day of August, 2004.



                                            By:    /s/ Albert W. Karnath
                                            Name:  Albert W. Karnath
                                            Title:

                                                                       Exhibit G
                                      PROXY



               In accordance with Secations 609 and 620 of the New York Business Corporation Law, the undersigned, Sorbo Family Trust DTD 10/31/96, (the "Shareholder"), hereby appoints Bruce Galloway ("Galloway"), the proxy of the undersigned during the Proxy Term (as defined below), with full power to vote at any duly called special or annual meeting of shareholders or by written consent as authorized by law, in such manner as he, in his sole discretion, deems proper, as and when issued, all of the shares of Common Stock of Command Security Corporation, a New York corporation (the "Company"), owned by the undersigned and any additional shares of Common Stock issued to the undersigned during the Proxy Term.

               The term of this Proxy shall commence on the date hereof and shall continue for a one-year period from the date hereof (the "Proxy Term"). This Proxy may be revoked by the undersigned Shareholder at any time upon written or verbal notice to Galloway.

               At any time and from time to time during the Proxy Term, the undersigned shall execute and deliver to Galloway or his designees such additional proxies or instruments as may be deemed by Galloway necessary or desirable to effectuate the purposes of this Proxy or further to evidence the right and powers granted hereby.

               IN WITNESS WHEREOF, the undersigned has executed this Proxy as of the 9th day of August, 2004.



                                            By:    /s/ Sam Sorbo
                                            Name:  Sam Sorbo
                                            Title: Trustee